UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP



Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935, or Section 30(f) of the Investment Company Act of 1940.

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

OMB Number 3235-0287       Expires January 31, 2005
Estimated average burden hours per response: 0.5

1. Name and address of Reporting Person:

Lonstein                    Zach
-----------------------------------------------------
(Last)                       (First)              (Middle)

910 Fifth Avenue - 4D
-----------------------------------------------------
                                (Street)

New York                NY                      10021
-----------------------------------------------------
(City)                       (State)                   (Zip)






FORM 4 (Continued)

2. Issuer Name and Ticker or Trading Symbol:

Infocrossing, Inc.  (IFOX)

3. IRS or Social Security Number of Reporting Person (Voluntary):



4. Statement for Month/Year:

06/2002

5. If Amendment, Date of Original (Month/Year):



6. Relationship of Reporting Person to Issuer (Check all applicable):

[X] Director
[X] Officer (give title)   Chairman & CEO
[X] 10% Owner
[ ] Other (specify)

7. Individual or Joint/Group Filing (Check Applicable Box):

[X] Form filed by One Reporting Person
[ ] Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

---------------------------------- --------- ---------- ------------------------- -------------- --------- -------------
1. Title of Security               2.        3. Trans-  4. Securities Acquired    5. Amount of   6.        7. Nature of
(Instr. 3)                         Trans-    action     (A)                       Securities     Owner-    Indirect
                                   action    Code       or Disposed of (D)        Beneficially   ship      Beneficial
                                   Date      (Instr.    (Instr. 3, 4, and 5)      Owned at       Form:     Ownership
                                   (Month/   8)                                   End of Month   Direct
                                   Day/                                                          (D) or    (Instr. 4)
                                   Year)                                          (Instr. 3      Indirect
                                                                                  and 4)         (I)
                                                                                                 (Instrr.
                                                                                                 4)
---------------------------------- --------- ------ --- --------- ------- ------- -------------- --------- -------------
                                             Code   V   Amount    (A) or  Price
                                                                  (D)
---------------------------------- --------- ------ --- --------- ------- ------- -------------- --------- -------------
Common Stock                       6/17/02   S           100,000  D       $5.80    1,412,425     D
---------------------------------- --------- ------ --- --------- ------- ------- -------------- --------- -------------

---------------------------------- --------- ------ --- --------- ------- ------- -------------- --------- -------------

---------------------------------- --------- ------ --- --------- ------- ------- -------------- --------- -------------

---------------------------------- --------- ------ --- --------- ------- ------- -------------- --------- -------------

---------------------------------- --------- ------ --- --------- ------- ------- -------------- --------- -------------



TABLE II - Derivative Securites Acquired, Disposed of, or Beneficially Owned
                  (e.g., puts, calls, warrants, options, convertible securites)

------------- -------- ---------- --------- ------------- ---------------- -------------- -------- ----------- ----------- --------
1. Title of   2.       3. Trans-  4.        5. Number of  6. Date Exer-    7. Title and   8.       9. Number   10. Owner-  11.
Derivative    Conver-  action     Trans-    Derivative    cisable and      Amount of      Price    of Deriv-   ship        Nature
Security      sion or  Date       action    Securities    Expiration       Underlying     of       ative       Form of     of
(Instr. 3)    Exercise (Month/    Code      Acquired (A)  Date             Securities     Deriv-   Secur-      Deriv-      Indirect
              Price of Day/       (Instr.   or Disposed   (Month/Day/      (Instr. 3      ative    aties       ative       Bene-
              Deri-    Year)      8)        of (D)        Year)            and 4)         Secur-   Bene-       Security    ficial
              vative                        (Instr. 3,                                    ity      ficially    Direct      Owner-
              Security                      4, and 5)                                     (Instr.  Owned       (D) or      ship
                                                                                          5)       at End      Indirect    (Instr.
                                                                                                   of          (I)         4)
                                                                                                   Month       (Instr. 4)
                                                                                                   (Instr. 4)
------------- -------- ---------- ----- --- ------ ------ ------- -------- ------ ------- -------- ----------- ----------- --------
                                  Code   V   (A)    (D)   Date    Expira-  Title  Amount
                                                          Exer-   tion            or
                                                          cisable Date            Number
                                                                                  of
                                                                                  Shares
------------- -------- ---------- ----- --- ------ ------ ------- -------- ------ ------- -------- ----------- ----------- --------
Options to
------------- -------- ---------- ----- --- ------ ------ ------- -------- ------ ------- -------- ----------- ----------- --------
 purchase
------------- -------- ---------- ----- --- ------ ------ ------- -------- ------ ------- -------- ----------- ----------- --------
 Common Stock
------------- -------- ---------- ----- --- ------ ------ ------- -------- ------ ------- -------- ----------- ----------- --------
 of IFOX                                                                                           195,500     D
------------- -------- ---------- ----- --- ------ ------ ------- -------- ------ ------- -------- ----------- ----------- --------

------------- -------- ---------- ----- --- ------ ------ ------- -------- ------ ------- -------- ----------- ----------- --------

Explaination of Responses:




  /s/ Zach Lonstein
--------------------------------
**Signature of Reporting Person


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)